Stolt Offshore S.A.
Combines Stolt Comex Seaway and ETPM

A subsidiary of     c/o Stolt Offshore M.S. Limited    Tel:  + 44 1932 773700
Stolt-Nielsen S.A.  Dolphin House                      Fax:  + 44 1932 773701
                    Windmill Road                      www.stoltoffshore.com
                    Sunbury-on-Thames
                    Middlesex TW16 7HT
                    England

NEWS RELEASE                          Contact:  Julian Thomson
                                                US (877) 603 0267 (toll free)
                                                UK (124) 718436
                                                julian.thomson@stoltoffshore.com


                STOLT OFFSHORE S.A. TO RESTRUCTURE SHARE CAPITAL
              RECLASSIFYING CLASS A SHARES TO VOTING COMMON SHARES


London, England - November 13, 2000 - Stolt Offshore S.A. (SOSA) (Nasdaq: SCSWF, SCSAY; Oslo Stock Exchange: SCS, SCSA) today announced plans to simplify its share structure. Subject to shareholder approval, the SOSA share capital will be restructured so there are only two classes of shares outstanding: voting Common Shares and voting Founder's Shares. The outstanding 47.4 million non-voting Class A Shares will be reclassified as Common Shares on a share for share basis. Additionally, SOSA's 34 million outstanding convertible Class B Shares will be converted into 17 million Common Shares in accordance with the terms of the Class B Shares, that is, on the basis of two Class B Shares into one Common Share. The Common Shares will be listed in Norway on the Oslo Stock Exchange and trade as ADRs in the U.S. on Nasdaq. Finally, to maintain the voting power of the Class B Shareholders following the conversion of Class B Shares into Common Shares, SOSA will issue 21.8 million newly created Founder's Shares to the holders of the Class B Shares. The Founder's Shares, substantially similar to those of Stolt-Nielsen S.A., would carry only nominal economic rights and not be considered part of the share capital of the Company. They would vote together with the 87.2 million Common Shares and would represent at all times 20% of the voting shares of SOSA. The share restructuring plan does not change the underlying economic interests of existing shareholders. It is anticipated that the share restructuring will be tax-free to the Company's U.S. and Norwegian based shareholders.

The SOSA restructuring will require the approval of shareholders at a general vote of all shares as well as the separate approval of the holders of each class of shares voting as a separate class. In each case, a quorum of 50% and approval of two-thirds of those shares voting is required. The shareholder vote is planned for early 2001 with implementation taking place shortly thereafter. If the shareholders approve the proposed restructuring plan, there would be outstanding 87.2 million Common Shares and 21.8 million Founder's Shares.

Jacob Stolt-Nielsen, Chairman of SOSA, said, "If approved, the share restructuring will eliminate the non-voting Class A Shares leaving SOSA with a single class of voting Common Shares and single class of voting Founder's Shares. This share structure will hopefully result in a simpler, more transparent ownership structure and provide for increased liquidity in financial markets which we hope will increase shareholder value."

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on form 20-F for the year ended November 30, 1999. Copies of these filings may be obtained by contacting the Company or the SEC.

A conference  call will be held to discuss the details of the  restructuring  of
SOSA:

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                         Conference
                        Call Details                   PostView Facility
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Date & Time           November 14, 2000          Available directly after the
                      9AM EST (2PM BST)          conference until 5:00pm EDT on
                                                 Wednesday, November 15, 2000


Participants          Christopher J. Wright      SOSA Deputy Chairman and
                                                  SNSA Chief Operating Officer
                                                  and President
                      Jan Chr.Engelhardsten      SNSA Chief Financial Officer


Phone                 1 212 346-7496             +1 800 633 8284 (in U.S.)
                                                 +1 858 812 6440 (outside U.S.)

Reservation Number                               16936384

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Live Webcast  conference  call is available via the  company's  Internet site
www.stoltoffshore.com commencing on Tuesday, November 14th 2000 at 9:00am EST (2:00pm BST). A playback of the conference call commences on Tuesday, November 14th 2000 after 12:00 noon EST (5:00pm BST).
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